MAIL STOP 3561

July 28, 2009

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Supplemental Correspondence Re Form 1-A/A Submitted via Facsimile on
**   July 27, 2009 and Dated July 27, 2009**
File No.: 24-10220

Dear Mr. Buckels:

On July 27, 2009 we received your faxed supplemental correspondence dated July 27, 2009, and the revised tax opinion dated July 16, 2009. We have the following comment on the tax opinion. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments on the tax opinion.

We will review your responses to comments number two through four of our prior letter dated July 16, 2009 when we receive them.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review.

General

1. Your tax opinion dated July 16, 2009 appears satisfactory; however, it is unclear why you use the phrase "in the case of multiple members by default." The phrase appears inappropriately to qualify the opinion. Please explain.

Closing Comments

      As appropriate, please revise the exhibit to the Form 1-A in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your revised opinion and response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Susann Reilly at (202) 551-3236, or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
    Facsimile: 951-602-6049